Exhibit 99.1

Galmed Identifies Proprietary Biomarker Signature for Aramchol, Unlocking Multi-Billion-Dollar Expansion Potential Beyond NASH

●	Biomarker analysis from Phase 3 ARMOR study reveals significant reduction in inflammation, cardiac stress, and atherosclerotic drivers, unlocking potential new commercial and clinical pathways.

●	Validated decrease in ANP (Atrial Natriuretic Peptide), a key clinical marker for heart failure, highlights expansion potential into broader cardiometabolic markets.

●	Strategic collaboration with Proteas Health positions Galmed at the forefront of AI-driven biomarker-guided therapeutics.

TEL AVIV, Israel, May 27, 2025 /PRNewswire/ — Galmed Pharmaceuticals Ltd. (NASDAQ: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company for the treatment of liver, cardiometabolic diseases and GI oncological indications, today announced a major scientific and strategic milestone: the discovery of a proprietary pharmacodynamic (PD) blood-based biomarker signature for its lead candidate, Aramchol — the industry’s most clinically advanced stearoyl-CoA desaturase 1 (SCD1) inhibitor.

This newly characterized biomarker profile, derived from plasma samples in the Phase 3 ARMOR study (MASH/NASH), offers critical insights into Aramchol’s multi-system therapeutic potential, well beyond its initial liver-focused applications. The PD signature not only confirms on-target biological activity but also points toward potential broader disease-modifying capabilities in cardiometabolic and inflammatory conditions.

Key Findings:

●	70-Protein PD Signature: Identified through advanced proteomics and AI in collaboration with Proteas Health, a leader in precision biomarker development. This signature was observed at Week 12 post-treatment in the ARMOR trial.

●	Reduction in Systemic Inflammation & Cardiac Stress: Biomarker shifts reflect decreases in key drivers of chronic inflammation, oxidative stress, and atherosclerotic plaque formation.

●	Significant Decrease in ANP: A validated clinical marker for heart failure and left ventricular dysfunction — underscoring potential label expansion into the heart failure market.

●	Upregulation of KDM4C: A chromatin-modifying enzyme linked to the suppression of liver fibrosis, supporting Aramchol’s anti-fibrotic profile.

“This dataset validates our long-standing belief that Aramchol is more than a liver drug — it’s potentially a systemically active therapeutic with broad applicability across high-value indications,” said Allen Baharaff, President and CEO of Galmed. “We believe that these markers position us to accelerate clinical decision-making, derisk future trials, and pursue label expansion strategies with a clearer path to regulatory and commercial success.”

Strategic Implications:

●	Platform Value Creation: Galmed now possesses a unique, blood-based companion diagnostic signature with the potential to enhance Aramchol’s lifecycle management.

●	High-ROI Expansion Pathways: The link to heart failure and cardiometabolic conditions opens potential multi-billion-dollar market opportunities beyond MASH.

●	Partnership & BD Readiness: Proprietary biomarker tools strengthen Galmed’s position for potential strategic partnerships, licensing, or M&A engagement.

Galmed’s proprietary biomarker insights are expected to support upcoming regulatory discussions and help inform future trials in liver fibrosis, heart failure, and broader cardiometabolic indications.

About Galmed Pharmaceuticals Ltd.

We are a biopharmaceutical company focused on the development of Aramchol. We have focused almost exclusively on developing Aramchol for the treatment of liver disease and we are currently seeking to advance the development of Aramchol for oncological indications outside of NASH and fibrosis. In addition, as part of our growth strategy, we are actively pursuing opportunities to expand and diversify our product pipeline specifically targeting cardiometabolic indications and other innovative product candidates that align with our core expertise in drug development.

About Proteas Health

Proteas Health developed a cutting-edge platform technology, a liquid biopsy, identifying and analyzing proteins as a viable pharmacodynamic signature that reflects drug mechanisms in a particular disease. These tools enable pharmaceutical companies to confirm the safety and efficacy profiles of their candidate drugs including proof-of-mechanism. Such metrics are key requirements for clinical trial success and eventual drug commercialization.

Forward-Looking Statements:

Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to our product development efforts, business, financial condition, results of operations, strategies or prospects, as well as statements, other than historical facts, that address activities, events or developments that we intend, expect, project, believes or anticipate will or may occur in the future. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the development and approval of the use of Aramchol or any other product candidate for indications outside of non-alcoholic steatohepatitis, or NASH, also known as metabolic dysfunction-associated steatohepatitis, or MASH, and fibrosis or in combination therapy; the timing and cost of any pre-clinical or clinical trials of Aramchol or any other product candidate we develop; completion and receiving favorable results of any pre-clinical or clinical trial; regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; the commercial launch and future sales of Aramchol and any future product candidates; our ability to comply with all applicable post-market regulatory requirements for Aramchol, or any other product candidate in the countries in which we seek to market the product; our ability to achieve favorable pricing for Aramchol, or any other product candidate; third-party payor reimbursement for Aramchol, or any other product candidate; our estimates regarding anticipated capital requirements and our needs for additional financing; market adoption of Aramchol or any other product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate; our ability to obtain and maintain adequate protection of our intellectual property; the possibility that we may face third-party claims of intellectual property infringement; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; our expectations regarding licensing, acquisitions and strategic operations; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market; and security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel. We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 2, 2025 in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

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For further information: Investor and Media contact: Guy Nehemya, Chief Operating Officer, investor.relations@galmedpharma.com, +972-3-693-8448